EXHIBIT 11

Alabama National BanCorporation
Computation of Earnings Per Share (Unaudited)
(In thousands, except per share amounts)

	Income	Shares	Per Share Amount

THREE MONTHS ENDED SEPTEMBER 30, 2002
Basic EPS net income	$9,018	12,364	$0.73

Effect of dilutive securities	—	315

Diluted EPS	$9,018	12,679	$0.71

THREE MONTHS ENDED SEPTEMBER 30, 2001
Basic EPS net income	$7,508	11,846	$0.63

Effect of dilutive securities	—	289

Diluted EPS	$7,508	12,135	$0.62

NINE MONTHS ENDED SEPTEMBER 30, 2002
Basic EPS net income	$26,408	12,358	$2.14

Effect of dilutive securities	—	310

Diluted EPS	$26,408	12,668	$2.08

NINE MONTHS ENDED SEPTEMBER 30, 2001
Basic EPS net income	$20,327	11,819	$1.72

Effect of dilutive securities	—	297

Diluted EPS	$20,327	12,116	$1.68